CANOPY GROWTH
CORPORATION

1 Hershey Dr.
Smiths Falls, ON
K7A 0A8

(855) 558 9333 x 122
invest@canopygrowth.com
www.canopygrowth.com

Tweed

Spectrum
Cannabis

Exhibit 99.1

Building the West Coast team and welcoming Kirk Tousaw and Mat Beren to the Canopy Growth family

June 25, 2018

SMITHS FALLS, ON — Canopy Growth Corporation (“Canopy Growth” or the “Company”) (TSX:WEED, NYSE:CGC) is pleased to announce the addition of well-respected cannabis industry leaders Kirk Tousaw and Mat Beren to its West Coast bench.

Kirk and Mat will provide consulting services and collaborate with the Company as it continues to enhance quality while also supporting advocacy and community engagement.

"The addition of Kirk and Mat further strengthens our team in British Columbia and we look forward to collaborating with these well-known industry leaders,'' said Mark Zekulin, President, Canopy Growth. "Advocacy and quality are central to a responsible cannabis industry and to bringing the best products to market, we welcome their combined expertise as we continue to expand our business around the country."

Kirk is a leading cannabis advocate and lawyer who has been actively involved in pushing for the modernization of cannabis policies. He has extensive experience defending those charged with cannabis offences and has also worked with organizations across the cannabis industry. In 2013, Kirk was awarded the Queen’s Diamond Jubilee Medal in recognition of his work on behalf of medical cannabis patients and providers.

“I’m excited about helping Canopy Growth as they enter the existing and vibrant industry here in BC. As we move toward a legal cannabis market, I think long-time advocates have a responsibility to help guide the evolution of the industry and I really appreciate the opportunity to do that with Canopy.”

Mat is a veteran of the cannabis industry with more than 20 years’ experience. He is the owner of the renowned seed company the House of the Great Gardner which he started to support patients in accessing medical cannabis. Mat has received more than 50 international awards for his work with cannabis and also won a six-year constitutional challenge in the BC Supreme Court which laid the foundation for his medically-focused seed company.

“Growing cannabis is my passion and has been for 25 years and I’m looking forward to the opportunity to help Canopy Growth further its expertise and relationships with craft producers in BC. Working with Kirk in addition to my activist allies like Hilary Black, Adam Greenblatt and Rade Kovacevic feels like we are getting the band back together and I’m super stoked to see what the future brings.”

The addition of Kirk and Mat is the latest example of Canopy Growth’s strategy for building and working with the best talent in the industry. Coupled with 2.4 million sq. ft. of licensed production capacity, a rapidly expanding international medical cannabis business under the Spectrum banner, and unparalleled medical cannabis research through Canopy Health Innovations, the Company is uniquely positioned to realize the opportunity presented by the modernization of cannabis legislation in Canada and around the world.

Here's to Future Growth.

Contact:

Caitlin O’Hara

Media Relations

Caitlin.Ohara@canopygrowth.com

613-291-3239

Investor Relations

Tyler Burns

Tyler.Burns@canopygrowth.com

855-558-9333 ex 122

Director:

Bruce Linton

tmx@tweed.com

About Canopy Growth Corporation

Canopy Growth is a world-leading diversified cannabis and hemp company, offering distinct brands and curated cannabis varieties in dried, oil and Softgel capsule forms. From product and process innovation to market execution, Canopy Growth is driven by a passion for leadership and a commitment to building a world-class cannabis company one product, site and country at a time.

Canopy Growth has established partnerships with leading sector names including cannabis icon Snoop Dogg, breeding legends DNA Genetics and Green House seeds, and Fortune 500 alcohol leader Constellation Brands, to name but a few. Canopy Growth operates ten cannabis production sites with over 2.4 million square feet of production capacity, including over 500,000 square feet of GMP-certified production space. The Company has operations in eight countries across five continents. The Company is proudly dedicated to educating healthcare practitioners, conducting robust clinical research, and furthering the public's understanding of cannabis, and through its partly owned subsidiary, Canopy Health Innovations, has devoted millions of dollars toward cutting edge, commercializable research and IP development. Through partly owned subsidiary Canopy Rivers Corporation, the Company is providing resources and investment to new market entrants and building a portfolio of stable investments in the sector. From our historic public listing to our continued international expansion, pride in advancing shareholder value through leadership is engrained in all we do at Canopy Growth. For more information visit www.canopygrowth.com

Notice Regarding Forward Looking Statements
This news release contains “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation. Often, but not always, forward-looking statements and information can be identified by the use of words such as “plans”, “expects” or “does not expect”, “is expected”, “estimates”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking statements or information involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Canopy Growth or its subsidiaries to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements or information contained in this news release. Examples of such statements include statements with respect to “future market participation in British Columbia“. Risks, uncertainties and other factors involved with forward-looking information could cause actual events, results, performance, prospects and opportunities to differ materially from those expressed or implied by such forward-looking information, including the active consultant status of Kirk Tousaw and/or Mat Beren and such risks contained in the Company’s annual information form dated June 28, 2017 and filed with Canadian securities regulators available on the Company’s issuer profile on SEDAR at www.sedar.com. Although the Company believes that the assumptions and factors used in preparing the forward-looking information or forward-looking statements in this news release are reasonable, undue reliance should not be placed on such information and no assurance can be given that such events will occur in the disclosed time frames or at all. The forward-looking information and forward-looking statements included in this news release are made as of the date of this news release and the Company does not undertake an obligation to publicly update such forward-looking information or forward-looking information to reflect new information, subsequent events or otherwise unless required by applicable securities laws.